MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2014 and the audited consolidated financial statements for the year ended December 31, 2013, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of May 12, 2014 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Runge Pincock Minarco (formerly Pincock Allen & Holt) is the independent Qualified Person (“QP”) for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Ramon Mendoza, Vice President of Technical Services, P. Eng. are also certified QPs. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila and Ramon Mendoza have reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free:1.866.529.2807 | Email:info@firstmajestic.com
www.firstmajestic.com

	First Quarter	First Quarter		Fourth Quarter
HIGHLIGHTS	2014	2013	Change	2013	Change
Operating
Ore Processed/Tonnes Milled	637,663	730,357	(13% )	701,617	(9% )
Silver Ounces Produced	2,895,497	2,437,664	19%	2,746,598	5%
Silver Equivalent Ounces Produced	3,631,672	2,731,792	33%	3,421,161	6%
Cash Costs per Ounce(1)	$ 9.88	$ 9.49	4%	$ 9.66	2%
All-in Sustaining Cost per Ounce(1)	$ 18.71	n/a	n/a	n/a	n/a
Total Production Cost per Ounce(1)	$ 11.93	$ 9.79	22%	$ 11.11	7%
Total Production Cost per Tonne(1)	$ 53.20	$ 31.79	67%	$ 42.69	25%
Average Realized Silver Price per Ounce ($/eq.oz.)(1)	$ 20.90	$ 29.63	(29% )	$ 20.61	1%
Financial
Revenues ($millions)	$ 65.3	$ 67.1	(3% )	$ 59.0	11%
Mine Operating Earnings ($millions)(2)	$ 16.6	$ 34.6	(52% )	$ 14.3	17%
Net Earnings (Loss) ($millions) (3)	$ 6.0	$ 26.5	(77% )	($81.2 )	(107% )
Operating Cash Flows before Movements in Working Capital
and Income Taxes ($millions)(2)	$ 25.4	$ 44.9	(43% )	$ 20.4	24%
Cash and Cash Equivalents ($millions)	$ 41.5	$ 110.1	(62% )	$ 54.8	(24% )
Working Capital ($millions)(1)	$ 18.7	$ 108.3	(83% )	$ 32.8	(43% )
Shareholders
Earnings (Loss) per Share ("EPS")-Basic	$ 0.05	$ 0.23	(78% )	($0.69 )	(107% )
Adjusted EPS(1)	$ 0.06	$ 0.21	(74% )	$ 0.05	12%
Cash Flow per Share(1)	$ 0.22	$ 0.38	(44% )	$ 0.17	27%
Weighted Average Shares Outstanding for the Periods	117,227,432	116,895,218	0%	117,030,825	0%

(1)

The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 18 to 21.

(2)

The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 21.

(3)

Net loss in the fourth quarter of 2013 includes an impairment charge on goodwill and mining interests of $28.8 million and a non-cash charge of $38.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

  Silver ounces produced increased to a record 2,895,497 ounces, an increase of 5% compared to 2,746,598 ounces of silver in the fourth quarter of 2013, and an increase of 19% compared to 2,437,664 ounces produced in the first quarter of 2013.

  Silver equivalent production increased by 6% to a record 3,631,672 ounces, compared to 3,421,161 ounces in the fourth quarter of 2013. The increase was primarily due to the addition of production from the new Del Toro cyanidation circuit, which contributed 186,935 ounces of production in its first quarter of commercial production. Silver equivalent production increased 33% compared to the same quarter of the prior year as a result of: production from the new Del Toro Silver Mine; an increase in overall head grades; and an increase in recoveries at La Parrilla.

  Cash costs per ounce increased 2% from $9.66 in the prior quarter to $9.88 in the first quarter of 2014, primarily due to the delay in construction of the power line at Del Toro, resulting in additional temporary rental and diesel cost for generators to meet the power generation requirements of the mine. Consequently, Del Toro had a higher cash cost of $16.50 per ounce than the consolidated average of $9.88 during the quarter. Del Toro’s production costs are expected to decrease in future quarters as a result of connection to the national grid in mid-March 2014, which allowed five of the seven generators to come offline. Connection to the new and larger power line is anticipated by September 2014. Excluding Del Toro, weighted average cash costs per ounce at the Company’s other four mines improved by 12% compared to the fourth quarter of 2013 and 16% compared to the first quarter of 2013.

  All-in sustaining costs per ounce (“AISC”) was $18.71 in the first quarter of 2014. AISC is expected to improve throughout the year as Del Toro and San Martin complete ramp up of their recent expansions and the anticipated increases in production.

  Generated net earnings of $6.0 million for the first quarter of 2014 (EPS of $0.05) compared to $26.5 million (EPS of $0.23) in the first quarter of 2013. Despite the 33% increase in silver equivalent production, net earnings decreased due to a 29% decrease in silver prices and higher depletion, depreciation and amortization. Depreciation increased due to the new Del Toro Silver Mine, the San Martin 1,300 tonnes per day (“tpd”) plant expansion and the La Encantada enhancements in 2013. Depletion increased due to the 33% increase in production. Also, earnings in the first quarter of 2013 included $9.1 million related to the termination fee from the Orko acquisition. Compared to the fourth quarter of 2013, net earnings increased $87.2 million from a net loss of $81.2 million (EPS of $(0.69)). Net loss in the fourth quarter of 2013 was attributed to $28.8 million non-cash impairment on goodwill and mining interests as well as $38.8 million non-cash adjustment to deferred income tax expense recorded in relation to the Mexican Tax Reform.

  Adjusted EPS (a non-GAAP measure) for the first quarter of 2014 was $0.06, after excluding non- cash and non-recurring items such as share-based payments, deferred income tax expenses or recoveries and gain or losses on prepayment facility, silver futures and marketable securities (see “Adjusted EPS” on page 20).

  Generated revenues of $65.3 million for the first quarter of 2014, an increase of 11% compared to the fourth quarter of 2013 primarily due to a 6% increase in production. Revenues decreased 3% compared to the first quarter of 2013, primarily due to 29% decrease in average realized silver price per ounce, partially offset by 33% increase in production.

  Recognized mine operating earnings of $16.6 million compared to $14.3 million in the fourth quarter of 2013, an increase of 17% primarily due to 6% increase in production. Compared to the first quarter of 2013, mine operating earnings decreased $18.0 million or 52% due to a 29% decrease in silver prices, a 4% increase in cash costs, and 64% higher depreciation, depletion and amortization expense primarily related to additional depreciation and amortization from the new Del Toro Silver Mine and increased balance of plant, equipment and depletable mineral properties.

  Cash flows from operations before movements in working capital and income taxes in the first quarter of 2014 increased by 24% to $25.4 million ($0.22 per share) compared to $20.4 million ($0.17 per share) in the fourth quarter of 2013, but decreased by 43% compared to $44.9 million ($0.38 per share) in the first quarter of 2013 as a result of decrease in mine operating earnings.

  Income tax expense in the first quarter of 2014 decreased from $6.9 million in the first quarter of 2013 to $4.4 million in the first quarter of 2014. The decrease in income tax expense was primarily attributed to a decrease in earnings before tax, partially offset by effect of the Mexican Tax Reform and foreign exchange.

  Commissioning of the cyanidation circuit at the Del Toro Silver Mine began on October 20, 2013 and achieved commercial production on January 1, 2014. The Company’s focus is now on accelerating the ramp up of the cyanidation circuit to 2,000 tpd in early 2014 and further ramping up to 2,200 tpd by the end of 2014. Production from the flotation circuit will be reduced from 1,000 tpd to approximately 550 tpd during 2014. Management believes this plan will yield production of approximately 2.7 million to 2.9 million silver ounces or 3.2 million to 3.5 million ounces of silver equivalents from Del Toro during 2014.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2014		2013				2012
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	181,924	252,467	248,578	269,517	368,679	407,221	388,462	382,172
La Parrilla	186,216	200,541	189,664	193,470	204,660	186,434	175,630	169,786
Del Toro(1)	144,822	122,838	77,439	74,193	45,391	-	-	-
San Martin	78,524	78,805	78,284	85,483	80,046	77,803	72,257	63,841
La Guitarra(2)	46,177	46,966	47,380	45,735	31,581	30,160	30,339	-
Consolidated	637,663	701,617	641,345	668,398	730,357	701,618	666,688	615,799
Silver equivalent ounces produced
La Encantada	1,046,224	962,505	931,027	1,132,399	1,136,603	1,117,254	1,090,966	1,041,292
La Parrilla	1,203,337	1,151,728	1,208,635	952,819	906,192	931,718	851,628	843,307
Del Toro(1)	801,460	693,561	567,723	499,357	176,495	-	-	-
San Martin	324,137	313,834	377,816	402,798	276,442	267,635	257,688	217,623
La Guitarra(2)	256,514	299,533	285,256	280,744	236,060	246,319	237,803	-
Consolidated	3,631,672	3,421,161	3,370,457	3,268,117	2,731,792	2,562,926	2,438,085	2,102,222
Silver ounces produced
La Encantada	1,043,573	959,312	900,077	1,104,973	1,116,732	1,099,154	1,068,863	1,022,094
La Parrilla	808,196	813,090	866,710	710,979	725,218	758,692	708,021	690,954
Del Toro(1)	646,669	550,026	416,716	369,772	148,084	-	-	-
San Martin	282,829	280,490	339,099	371,301	259,884	253,212	238,514	204,200
La Guitarra(2)	114,230	143,680	166,635	210,941	187,746	200,088	189,839	-
Consolidated	2,895,497	2,746,598	2,689,237	2,767,966	2,437,664	2,311,146	2,205,237	1,917,248
Gold ounces produced
La Encantada	20	53	61	51	72	70	86	63
La Parrilla	264	274	277	211	289	318	245	226
Del Toro(1)	194	117	74	83	26	-	-	-
San Martin	653	544	625	512	305	274	347	244
La Guitarra(2)	2,244	2,531	1,905	1,138	892	878	859	-
Consolidated	3,375	3,519	2,942	1,995	1,584	1,540	1,537	533
Lead pounds produced
La Parrilla	5,874,716	5,481,400	5,715,018	3,978,798	3,328,235	3,751,074	3,307,944	3,005,209
Del Toro(1)	2,719,091	2,874,489	2,828,533	1,967,741	729,879	-	-	-
Consolidated	8,593,807	8,355,889	8,543,551	5,946,539	4,058,114	3,751,074	3,307,944	3,005,209
Zinc pounds produced
La Parrilla	2,319,225	1,601,494	1,736,809	1,758,510	1,627,065	1,363,330	844,953	1,423,890
Del Toro(1)	370,049	97,251	496,072	1,139,583	52,313	-	-	-
Consolidated	2,689,274	1,698,745	2,232,881	2,898,093	1,679,378	1,363,330	844,953	1,423,890
Cash cost per ounce
La Encantada	$8.67	$10.61	$10.70	$8.85	$8.79	$7.87	$8.19	$8.35
La Parrilla	$6.21	$6.45	$6.54	$9.20	$7.36	$8.48	$8.58	$8.35
Del Toro(1)	$16.50	$12.16	$9.29	$8.20	$-	$-	$-	$-
San Martin	$12.94	$13.96	$10.34	$10.91	$13.87	$12.88	$12.96	$12.75
La Guitarra(2)	$2.14	$4.08	$5.63	$13.21	$16.85	$18.45	$13.62	$-
Consolidated	$9.88	$9.66	$8.84	$9.43	$9.49	$9.26	$9.19	$8.83
Production cost per tonne
La Encantada	$45.77	$37.49	$37.50	$34.70	$25.65	$20.06	$21.52	$21.30
La Parrilla	$41.38	$35.80	$40.82	$37.79	$31.78	$32.39	$36.32	$33.46
Del Toro(1)	$77.09	$57.56	$55.35	$40.38	$-	$-	$-	$-
San Martin	$56.21	$54.07	$53.13	$52.62	$48.18	$45.46	$45.94	$43.66
La Guitarra(2)	$50.07	$52.87	$50.25	$49.90	$62.01	$68.59	$65.09	$-
Consolidated	$53.20	$42.69	$43.49	$39.57	$31.79	$28.24	$30.05	$26.97

(1)	The Del Toro Silver Mine achieved commercial production on the flotation circuit on April 1, 2013 and on the cyanidation circuit on January 1, 2014.

(2)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Quarters Ended March 31, 2014 and 2013

CONSOLIDATED	Quarter Ended March 31,
OPERATING RESULTS	2014	2013
Ore processed/tonnes milled	637,663	730,357
Average silver grade (g/t)	214	181
Recovery (%)	66%	57%
Pre-commercial silver ounces produced	-	148,084
Commercial silver ounces produced	2,895,497	2,289,580
Total silver ounces produced	2,895,497	2,437,664
Gold ounces produced	3,375	1,584
Pounds of lead produced	8,593,807	4,058,114
Pounds of zinc produced	2,689,274	1,679,378
Tonnes of iron ore produced	188	4,354
Total production-ounces silver equivalent	3,631,672	2,731,792
Cash cost per ounce	$9.88	$9.49
All-in sustaining cost per ounce	$18.71	n/a
Total production cost per ounce	$11.93	$9.79
Total production cost per tonne	$53.20	$31.79
Underground development (m)	12,215	15,575
Diamond drilling (m)	7,190	16,962

Production

Total production for the first quarter of 2014 increased by 33% to 3,631,672 ounces of silver equivalent compared to 2,731,792 ounces of silver equivalent produced in the first quarter of 2013. Production in the first quarter consisted of 2,895,497 ounces of silver, 3,375 ounces of gold, 8,593,807 pounds of lead, 2,689,274 pounds of zinc and 188 tonnes of iron ore compared to 2,437,664 ounces of silver, 1,584 ounces of gold, 4,058,114 pounds of lead, 1,679,378 pounds of zinc and 4,354 tonnes of iron ore produced in the first quarter of 2013. The increase in production was primarily due to higher production contributed from the ramp up of the new Del Toro Silver Mine, an increase in overall head grades, and an increase in recoveries at La Parrilla.

Compared to the fourth quarter of 2013, production increased by 6% from 3,421,161 ounces of silver equivalents, which consisted of 2,746,598 ounces of silver, 3,519 ounces of gold, 8,355,889 pounds of lead and 1,698,745 pounds of zinc. The increase in production compared to the prior quarter was primarily attributed to the ramp up of the new cyanidation circuit at the Del Toro Silver Mine.

Total ore processed during the first quarter amounted to 637,663 tonnes milled, representing a decrease of 63,954 tonnes or 9% compared to the previous quarter primarily attributed to a reduction of tonnes milled at La Encantada due to management’s decision to process only fresh mined ore and suspend the feed of old tailings in the current low silver price environment.

Cash Cost per Ounce

Cash cost per ounce, a non-GAAP measure, for the first quarter of 2014 was $9.88 per ounce of payable silver compared to $9.66 in the fourth quarter of 2013 and $9.49 in the first quarter of 2013.

Cash cost per ounce for the first quarter consists of production costs of $11.93 per ounce, transportation, smelting and refining costs of $2.62 per ounce, environmental duty and royalty cost of $0.15 per ounce, offset with by-product credits of $4.82 per ounce.

Compared to the fourth quarter of 2013, cash cost per ounce in the first quarter increased by 2% or $0.22 per ounce. The increase in cash cost per ounce was primarily attributed to Del Toro, as cash cost for all other mines improved compared to the prior quarter. Del Toro had a higher cash cost of $16.50 per ounce compared to the consolidated average of $9.88 during the quarter due to delay in construction of the power line, resulting in additional temporary rental and diesel cost for generators to meet the power generation requirements of the mine. Del Toro’s production costs are expected to decrease in future quarters as a result of connection to the power line in mid-March 2014, which allowed five of the seven generators to come offline. Of the Company’s four other mines, La Encantada had the most significant improvement in cash cost, a reduction of 18% from $10.61 in the fourth quarter of 2013 to $8.68 this quarter. The decrease in cash cost at La Encantada was attributed to lower milling and reagent costs from milling 28% less tonnage than the fourth quarter and feeding higher grade fresh ore to improve production and recoveries. Excluding Del Toro, weighted average cash costs per ounce at the Company’s other four mines improved by 12% compared to the fourth quarter of 2013 and 16% compared to the first quarter of 2013.

Compared to the first quarter of 2013, the increase in cash cost per ounce was $0.39 per ounce and was primarily attributed to production from Del Toro which had a higher production cost per ounce of $16.50. Del Toro accounted for 22% of the Company’s consolidated silver production in the first quarter of 2014. The increase in cash cost was partially offset by increase in by-product credits, which increased from $3.10 per ounce in the first quarter of 2013 to $4.82 per ounce in the first quarter of 2014. This 56% increase is attributed to increase in production of lead, zinc and/or gold at La Parrilla, Del Toro, San Martin and La Guitarra.

All-In Sustaining Cost per Ounce

Commencing in 2014, the Company is providing information relating to all-in sustaining costs. The definitions of these non-GAAP measures are detailed further in the All-In Sustaining Cost section on page 19.

For the first quarter, the Company had a consolidated AISC of $18.71 per ounce. AISC is expected to improve throughout the year as Del Toro and San Martin complete ramp up of their recent expansions and the anticipated increases in production.

Head Grades and Recoveries

The overall average head grade for the first quarter of 2014 was 214 grams per tonne (“g/t”), an 18% increase compared to 181 g/t in the first quarter of 2013 and an increase of 12% compared to 191 g/t in the fourth quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to a 48% improvement in head grade at La Encantada to 312 g/t in the first quarter of 2014, 27% improvement in head grades at Del Toro, 17% improvement in head grades at La Parrilla, offset by a 55% decrease in average silver grades at La Guitarra. Compared to the fourth quarter of 2013, the La Encantada mine had a 37% increase in average head grade as the mine is processing only fresh ore without old tailings. La Guitarra was mining in areas with lower silver grades but the ore feed contained high content of gold.

Combined recoveries of silver for all mines in the first quarter were 66%, an increase of 15% compared to 57% in the first quarter of 2013, and an increase of 4% compared to 64% in the fourth quarter of 2013.

Development and Exploration

A total of 12,215 metres of underground development was completed in the first quarter of 2014, compared to 15,575 metres developed in the first quarter of 2013 and 13,280 metres completed in the previous quarter. In the first quarter of 2014, a total of 7,190 metres were drilled over 61 holes consisting of underground definition drilling representing a 14% decrease from the 8,324 metres drilled in the fourth quarter of 2013 and 58% decrease from the 16,962 metres drilled in the first quarter of 2013. As previously reported, since the second quarter of 2013, the Company has decided to reduce its drilling program due to costs control, with the majority of metres currently being drilled by the Company’s own personnel and equipment and only for the support of mining production, as well as a current focus on preparing resource estimations for future NI 43-101 Technical Reports. There are currently nine active drill rigs at the Company’s five operating mines, four of which are located at the La Encantada mine.

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Quarters Ended March 31, 2014 and 2013

LA ENCANTADA	Quarter Ended March 31,
OPERATIN GRESULTS	2014	2013
Ore processed/tonnes milled	181,924	368,679
Average silver grade (g/t)	312	211
Recovery (%)	57%	45%
Total silver ounces produced	1,043,573	1,116,732
Gold ounces produced	20	72
Tonnes of iron ore produced	188	4,354
Total production-ounces silver equivalent	1,046,224	1,136,603
Cash cost per ounce	$8.67	$8.79
All-in sustaining cost per ounce	$13.70	n/a
Total production cost per ounce	$8.01	$8.51
Total production cost per tonne	$45.77	$25.65
Underground development (m)	2,842	4,130
Diamond drilling (m)	5,923	4,156

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 1,046,224 equivalent ounces of silver were produced by the La Encantada plant during the first quarter of 2014. Production in the first quarter of 2014 increased by 9% compared to the 962,505 equivalent ounces of silver produced in the fourth quarter of 2013 and decreased by 8% compared to the 1,136,603 equivalent ounces of silver produced in the first quarter of 2013.

Tonnage milled in the first quarter decreased by 28% to 181,924 tonnes compared to 252,467 tonnes processed in the fourth quarter of 2013, and decreased by 51% compared to the 368,679 tonnes processed in the first quarter of 2013. Due to the low silver price environment, the Company has decided to suspend the feed of old tailings in the ore feed mix and process only fresh mined ore. As a comparison, in the fourth quarter of 2013, the mill was processing at a ratio of fresh ore to old tailings of 72%:28%. In the first quarter of 2014, only fresh ore was processed; hence the reduction in throughput due to limited grinding capacity. However, the average head grade has increased significantly by 37% from 228 g/t in the fourth quarter of 2013 to 312 g/t in the first quarter. Recoveries have also increased to 57% in the first quarter of 2014 compared to 52% in the fourth quarter of 2013 due to less manganese content in the fresh ore compared to the old tailings.

Fresh ore crushing and grinding mill capacity is capped until the new ball mill is installed at the end of the third quarter. The Company is planning to upgrade and expand the crushing and grinding areas to allow the underground extraction of fresh mine ore, including the installation of a new 24’ x 14’ ball mill. La Encantada is expected to ramp up from the current level of 2,300 tpd to 3,000 tpd of fresh ore. The change in ore feed blend assisted in improving the recoveries due to lower manganese content in the fresh ore instead of old tailings.

With the increase of fresh ore from the mine and elimination of old tailings, the overall cost per tonne of production has increased due to higher cost of mining from the underground mine compared to the low cost of hauling old tailings to the mill, as well as additional costs for the mill to crush, grind and process the fresh ore. Furthermore, certain overhead costs are fixed and the reduction of tonnes milled has resulted in a higher average cost per tonne. As a result of the above, total production cost for La Encantada was $45.77 per tonne during the first quarter and was 22% higher than the $37.49 per tonne in the previous quarter. However, with the improvement in average head grade and recovery in the first quarter, the production cost per ounce was $8.01 and was $1.91 or 19% per ounce lower compared to the $9.90 per ounce in the fourth quarter of 2013. With the elimination of processing old tailings, the production economics improved on a per silver ounce basis. There were also cost reductions in cyanidation and diesel fuel of 19% and 10%, respectively, compared to the previous quarter. As a result, cash cost per ounce was $8.67, $1.94 per ounce or 18% lower compared to $10.61 in the previous quarter and 1% lower than $8.79 per ounce in the first quarter of 2013.

A total of 2,842 metres were developed underground in the first quarter of 2014 compared to 3,210 metres in the fourth quarter of 2013 and 4,130 metres in the first quarter of 2013. Underground mining continues from the San Francisco vein and the “990” and “990-2” chimneys. Additional production from level 1850 at the Buenos Aires extension and the recently discovered Regalo Vein and Breccia are now active. These new areas, along with the Milagros Breccia which is currently undergoing mine preparation, will support the planned increase in fresh mine ore production to reach 3,000 tpd by year end.

During the first quarter, the Company operated four drill rigs at La Encantada and completed a total of 5,923 metres of diamond drilling compared to 6,611 metres in the fourth quarter of 2013, representing a decrease of 10% and an increase of 43% from the 4,156 metres in the first quarter of 2013. The increase in drilling is related to the Company’s plan to define reserves and resources in preparation for an updated NI 43-101 Technical Report. The Company’s original plan of having an updated NI 43-101 Technical Report has been delayed until late 2014 due to budget cuts initiated in the second half of 2013 and the delay in completing definition drilling.

La Parrilla Silver Mine, Durango, Mexico
Production Results for the Quarters Ended March 31, 2014 and 2013

LA PARRILLA	Quarter Ended March 31,
OPERATING RESULTS	2014	2013
Ore processed/tonnes milled	186,216	204,660
Average silver grade (g/t)	174	148
Recovery (%)	78%	74%
Total silver ounces produced	808,196	725,218
Gold ounces produced	264	289
Pounds of lead produced	5,874,716	3,328,235
Pounds of zinc produced	2,319,225	1,627,065
Total production-ounces silver equivalent	1,203,337	906,192
Cash cost per ounce	$6.21	$7.36
All-in sustaining cost per ounce	$11.99	n/a
Total production cost per ounce	$9.85	$9.28
Total production cost per tonne	$41.38	$31.78
Underground development (m)	2,255	3,714
Diamond drilling (m)	448	6,483

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure.

Total production at the La Parrilla mine was 1,203,337 equivalent ounces of silver in the first quarter of 2014, an increase of 4% compared to 1,151,728 equivalent ounces in the fourth quarter of 2013 due to an increase in grade and recoveries of silver. Compared to the first quarter of 2013, total production increased 33% primarily due to an increase in grades and recoveries. The composition of the silver equivalent production in the first quarter of 2014 consisted of 808,196 ounces of silver, 264 ounces of gold, 5,874,716 pounds of lead and 2,319,225 pounds of zinc. This compares with a composition of 813,090 ounces of silver, 274 ounces of gold, 5,481,400 pounds of lead and 1,601,494 pounds of zinc produced in the fourth quarter of 2013, and 725,218 ounces of silver, 289 ounces of gold, 3,328,235 pounds of lead and 1,627,065 pounds of zinc in the first quarter of 2013.

In the first quarter of 2014, ore processed at La Parrilla decreased 7% to 186,216 tonnes compared to the 200,541 tonnes processed in the fourth quarter of 2013. During the quarter, production from the Quebradillas open pit reduced from 97,429 tonnes to 86,814 tonnes, and grade decreased from 112 g/t to 109 g/t compared to the fourth quarter of 2013. Average head grade increased from 166 g/t in the fourth quarter of 2013 to 174 g/t in first quarter of 2014 due to production of higher grade sulphide ore from underground with average head grades of 230 g/t in the first quarter of 2014 compared to 223 g/t in the fourth quarter of 2013. Metallurgical recoveries also improved from 76% in the fourth quarter of 2013 to 78% in the first quarter of 2014. Average production at the Vacas mine is approximately at 500 tpd with average head grades of 213 g/t in the first quarter of 2014, an increase of 56% from 320 tpd at head grades of 230 g/t in the fourth quarter of 2013. Long-hole mining has commenced in this zone and production is anticipated to continue at this rate with similar grades during 2014.

Plant improvements include a new lime feed automation system which was installed during the quarter. The new system is part of the Company’s mandate to invest in automation technologies to increase milling efficiencies. This new installation is designed to help optimize and stabilize cyanide consumption levels as well as increase visibility of the pH levels in each of the leaching tanks and the flotation circuits. In order to increase the recovery and grade of the zinc concentrates, a new zinc flotation cell was successfully installed in late February. As a result, total zinc production during the quarter increased by 45% to 2,319,225 pounds compared to the previous quarter.

During the first quarter, total production cost was $41.38 per tonne, 16% higher than the $35.80 per tonne in the previous quarter and 30% higher compared to the $31.78 per tonne in the first quarter of 2013. The increase in production cost per tonne is attributed to increase in diesel, electricity and security costs. Production cost per ounce was $9.85 compared to $9.11 in the fourth quarter of 2013 and $9.28 in the first quarter of 2013. Cash cost was $6.21 per ounce in the first quarter, a 4% decrease compared to $6.45 per ounce in the previous quarter and a 16% decrease compared to $7.36 per ounce in the first quarter of 2013.

A total of 2,255 metres of underground development were completed in the first quarter of 2014, compared to 2,989 metres in the fourth quarter of 2013 and 3,714 metres in the first quarter of 2013. The Company continued a reduced pace of construction for the extensive underground ore haulage at Level 11. The development and construction of the rail haulage level is now 1,271 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of 5,000 metres of development and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 448 metres of diamond drilling were completed in the first quarter of 2014 compared to 249 metres of diamond drilling in the fourth quarter of 2013 and 6,483 metres in the first quarter of 2013. One drill rig was operating during the first quarter and drilled nine holes. The focus of the 2014 annual exploration program is on the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which has been delayed until late 2014 or early 2015 due to budget cuts.

Del Toro Silver Mine, Zacatecas, Mexico
Production Results for the Quarters Ended March 31, 2014 and 2013

DEL TORO	Quarter Ended March 31,
OPERATING RESULTS	2014	2013
Ore processed/tonnes milled	144,822	45,391
Average silver grade (g/t)	210	166
Recovery (%)	66%	61%
Pre-commercial silver ounces produced	-	148,084
Commercial silver ounces produced	646,669	-
Total silver ounces produced	646,669	148,084
Gold ounces produced	194	26
Pounds of lead produced	2,719,091	729,879
Pounds of zinc produced	370,049	52,313
Total production-ounces silver equivalent	801,460	176,495
Cash cost per ounce	$16.50	n/a
All-in sustaining cost per ounce	$22.74	n/a
Total production cost per ounce	$17.79	n/a
Total production cost per tonne	$77.09	n/a
Underground development (m)	2,322	3,972
Diamond drilling (m)	297	1,195

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 557 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine.

As reported in January 2013, production through flotation began at the Del Toro Silver Mine. Total capacity of the flotation circuit is 2,000 tpd, however, throughput is not planned to reach that level until investment in the construction of the shaft and installation of a SAG mill, which has been delayed until further notice. The flotation circuit was deemed commercial on April 1, 2013. Construction of the cyanidation circuit continued throughout 2013 and was brought into production in November with first doré bar pour in December. The capacity of the cyanidation circuit is 2,000 tpd, bringing total mill capacity to 4,000 tpd. The cyanidation circuit was deemed commercial on January 1, 2014. Due to the reduction of the investment at Del Toro, the mine plan for 2014 calls for 550 tpd through flotation and 2,000 tpd through cyanidation.

A mechanical issue at one of the oxide thickener tanks suspended the treatment of oxide ore for a period of two weeks during the first quarter of 2014. As a result, the flotation circuit was temporarily ramped up to offset the reduced throughput in the cyanidation circuit. For the month of March 2014, the cyanidation circuit had an average throughput of 879 tpd and the flotation circuit had an average throughput of 1,011 tpd based on 31 calendar days in the month for a combined average operating rate of 1,890 tpd. The flotation circuit processed 78,647 tonnes during the first quarter with an average silver grade of 253 g/t and a 72% recovery of silver. The cyanidation circuit processed a total of 66,175 tonnes with an average head grade of 160 g/t silver and recoveries of 55%. As the Company continues to ramp up the process plant, it is expected that grades and recoveries will come closer to rates indicated in the Pre-feasibility Study (PFS) dated August 20, 2012.

Cash cost per ounce for the first quarter was $16.50, an increase of 36% compared to $12.16 in the previous quarter. Production cost per tonne in the first quarter was $77.09 compared to $57.56 per tonne in the fourth quarter of 2013. The increase of 34% was primarily attributed to the additional diesel and generator rental costs due to delays in the construction of the power line, additional smelting and refining costs due to impurities and some inefficiencies related to early stage operations. Cash cost per ounce is expected to decline in mid-2014 when the power line is completed and the Company can eliminate the rental of generators to supply power to the dual circuits and stabilize the milling and metallurgy process. Throughout most of the first quarter, electrical power was supplied to the mill by seven diesel generators. In mid-March, the Company temporarily connected to the Mexican national power grid with a 34 kilovolt power line which has allowed five of the seven generators to come offline at the end of March. With only two diesel generators remaining active, the Company now anticipates a substantial reduction in cash costs for the remainder of the year as a result of lower electrical costs per kilowatt of power. The construction of the 45 km and 115 kilovolt power line from the State of Durango is now more than 90% complete and is expected to be completed by September 2014 following a route change which resolved the permitting issues with owners at three towns. Once completed, the Del Toro operation will be fully connected to the Mexican power grid allowing for further cost reductions.

In addition to tailings filters #1 and #2 being in operation, tailings filters #3 and #4 were fully tested and are now also operational. These four tailings filters will be able to handle up to a 4,000 tpd plant operation and will recycle approximately 80% of the water used throughout the milling process. The Company is also in the process of building a containment dam to mitigate any potential risk of material spillage which we anticipate will be completed by the end of the second quarter of 2014.

During late 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. When fully exercised, the total purchase price will amount to $3.3 million, of which $1.1 million has been paid.

During the first quarter, one underground drill rig was active at Del Toro and a total of 4 holes were diamond drilled for a total of 297 metres compared to 799 metres in the fourth quarter of 2013 and 1,195 metres in the first quarter of 2013.

Total underground development at Del Toro in the first quarter of 2014 was 2,322 metres compared to the 2,612 metres in the fourth quarter of 2013. Current development programs are focused on the San Juan, Perseverancia/San Nicolas and Dolores mines for preparation of the upcoming increase in production.

San Martin Silver Mine, Jalisco, Mexico
Production Results for the Quarters Ended March 31, 2014 and 2013

SAN MARTIN	Quarter Ended March 31,
OPERATING RESULTS	2014	2013
Ore processed/tonnes milled	78,524	80,046
Average silver grade (g/t)	162	126
Recovery (%)	69%	80%
Total silver ounces produced	282,829	259,884
Gold ounces produced	653	305
Total production-ounces silver equivalent	324,137	276,442
Cash cost per ounce	$12.94	$13.87
All-in sustaining cost per ounce	$20.43	n/a
Total production cost per ounce	$15.67	$14.92
Total production cost per tonne	$56.21	$48.18
Underground development (m)	3,219	2,717
Diamond drilling (m)	276	1,771

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system.

The expansion of the processing plant was completed in late December. However, due to a mechanical breakdown in the main gear of the 10’ x 10’ ball mill, production at the mill was suspended for a period of nine days while maintenance work occurred. The ball mill was successfully fixed and milling has since resumed to normal operating levels. As part of the expansion, a new 9.5’ x 12’ ball mill replaced an older 8.5’ x 12’ ball mill bringing three ball mills online in order to be more reliable and capable of reaching planned throughputs of 1,300 tpd. For the month of March 2014, the mills were operating at 993 tpd compared to the quarterly average of 872 tpd. The Company is working on optimizing grinding size and improvements are expected with the new clarification tank auto jet already installed and the new filter press which has been installed in April. The ramp up to 1,300 tpd has been slower than expected, however full capacity is now expected to be reached in the second quarter of 2014.

Total production in the first quarter of 2014 was 324,137 ounces of silver equivalent, an increase of 3% compared to the 313,834 ounces of silver equivalent produced in the fourth quarter of 2013, and 17% higher than the 276,442 equivalent ounces of silver produced in the first quarter of 2013. The ounces of silver equivalent produced in the first quarter of 2014 consisted of 282,829 ounces of silver and 653 ounces of gold. This compares with 280,490 ounces of silver and 544 ounces of gold produced in the fourth quarter of 2013 and 259,884 ounces of silver and 305 ounces of gold in the first quarter of 2013. Silver recovery in the first quarter of 2014 was 69%, compared to 71% in the fourth quarter of 2013 and 80% in the first quarter of 2013.

In the first quarter of 2014, a total of 78,524 tonnes were processed at the San Martin mine, comparable to the 78,805 tonnes milled in the fourth quarter of 2013 and 80,046 tonnes milled in the first quarter of 2013. The average head grade was 162 g/t in the first quarter of 2014, compared to the 156 g/t in the fourth quarter of 2013 and 126 g/t in the first quarter of 2013. The increase in the ore grade compared to fourth quarter of 2013 was due to higher grades from the Rosario, La Guitarróna and Hedionda veins.

During the first quarter, total production cost was $56.21 per tonne, an increase of 4% compared to $54.07 per tonne in the previous quarter and 17% higher compared to the $48.18 per tonne in the first quarter of 2013 due to increase in energy and security costs. Production cost per ounce was $15.67 compared to $15.25 in the fourth quarter of 2013 and $14.92 in the first quarter of 2013, primarily due to non-operating days related to mechanical breakdown of 10’ x 10’ ball mill. Cash cost was $12.94 per ounce in the first quarter, a 7% decrease compared to $13.96 per ounce in the previous quarter and $13.87 per ounce in the first quarter of 2013.

During the first quarter, a total of 276 metres of diamond drilling were completed compared with 387 metres of drilling in the fourth quarter of 2013 and 1,771 metres drilled in the first quarter of 2013. The exploration program has been deferred due to the budget cuts initiated since the second half of 2013 for cost reduction. One underground drill rig was active during the first quarter within the San Martin property, focusing on the La Huichola, Rosarios, Condesa and Intermedia veins to assist with mining activities.

A total of 3,219 metres of underground development was completed in the first quarter of 2014 compared to 2,858 metres of development in the fourth quarter of 2013 and 2,717 metres in the first quarter of 2013. This mine development was primarily focused at the Rosarios mine where nine areas are currently in production.

La Guitarra Silver Mine, Mexico State, Mexico
Production Results for the Quarters Ended March 31, 2014 and 2013

LA GUITARRA	Quarter Ended March 31,
OPERATING RESULTS	2014	2013
Ore processed/tonnes milled	46,177	31,581
Average silver grade (g/t)	94	209
Recovery (%)	82%	88%
Total silver ounces produced	114,230	187,746
Gold ounces produced	2,244	892
Total production-ounces silver equivalent	256,514	236,060
Cash cost per ounce	$2.14	$16.85
All-in sustaining cost per ounce	$17.27	n/a
Total production cost per ounce	$20.76	$12.73
Total production cost per tonne	$50.07	$62.01
Underground development (m)	1,577	1,042
Diamond drilling (m)	246	3,357

On July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc., which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, and approximately 130 kilometres southwest from Mexico City. The La Guitarra mine consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure.

During the first quarter of 2014, total production at La Guitarra was 256,514 equivalent ounces of silver, a decrease of 14% compared to the 299,533 ounces produced in the fourth quarter of 2013 and an increase of 9% compared to the 236,060 ounces in the first quarter of 2013. The composition of the silver equivalent production in the first quarter consisted of 114,230 ounces of silver and 2,244 ounces of gold, compared to 187,746 ounces of silver and 892 ounces of gold in the first quarter of 2013 and 143,680 ounces of silver and 2,531 ounces of gold in the previous quarter. This represents a 20% decrease in silver production compared to the previous quarter primarily due to a 20% decrease in silver grade.

A total of 46,177 tonnes of ore were processed during the first quarter consisting of an average head grade of 94 g/t with recoveries of 82% compared to 31,581 tonnes of ore with head grades of 209 and recoveries of 88% in the first quarter of 2013 and 46,966 tonnes of ore processed in the fourth quarter of 2013 with an average head grade of 118 g/t and recoveries of 81%. The mill averaged 513 tpd during the first quarter of 2014. During the first quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. Dilution, grade control and laboratory procedures are being reviewed in order to increase the silver grade at the mine. The average silver grade is expected to improve once production commences at the new Joya Larga structure.

Average production cost for the first quarter was $50.07 per tonne, a decrease of 5% compared to $52.87 per tonne in the fourth quarter of 2013 and an improvement of 19% from $62.01 per tonne in the same quarter of the prior year.

Cash cost in the first quarter was $2.14 per ounce, a decrease of 48% compared to $4.08 per ounce in the fourth quarter and a decrease of 87% from the first quarter of 2013. The decrease was primarily attributed to an increase in gold by-product credits and reduction of smelting and refining costs.

The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning and evaluation stage. It is anticipated that permit applications will be submitted to the Mexican authorities in early 2015. Once this new processing facility is permitted and fully constructed, production of silver doré bars is anticipated to replace the production of silver/gold concentrates.

A total of 1,577 metres of underground development was completed during the first quarter compared to 1,611 metres in the previous quarter and 1,042 metres in the first quarter of 2013. Mine development at the Joya Larga structure within the El Coloso area has now reached 485 metres along the vein in three levels and drifting continues along the Joya Larga structure in an effort to reach the higher silver grade areas. The actual ore extraction began in December and is currently at a rate of 53 tpd and preparation continues to further increase ore extraction to a rate of 160 tpd by the second half of 2014. Two underground drill rigs were active in the first quarter within the La Guitarra property. A total of 246 metres of diamond drilling were completed during the first quarter compared to 278 metres during the fourth quarter of 2013 and 3,357 metres in the first quarter of 2013. The focus was to assist underground mining activities and further define Reserves and Resources to support an updated NI 43-101 Technical Report which has been delayed due to budget cuts.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own internal Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amounted to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2014 subject to the legal activities presently in progress. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and expects the remaining orders to be approved in 2014.

A metallurgical test to define the final flow sheet diagram for a flotation plant, which is required for final permitting, was completed and the final studies for the tailings pond are now in progress.

There has been opposition from certain groups of indigenous people and non-government organizations. An injunction was placed by the Company to defend against the attempt by the indigenous peoples to issue a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These legal matters are being addressed in the Mexican courts by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

During the quarter, the Company decided to suspend the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park which will include a mining museum. To date, an amount of $3.5 million has been invested in the project. The new cultural facility and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local communities.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3.0 million over the first five years to earn a 50% interest and an additional $2.0 million over seven years to earn a 70% interest, with an option to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, First Majestic received an additional 3 million shares of common stock of the Optionee.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production focused portfolio.

NON-GAAP MEASURES

CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2014						Three Months Ended March 31, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$35,270					$24,270
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(167)					(792)
Cost of sales (mine)	$9,731	$8,324	$10,005	$4,576	$2,467	$35,103	$10,011	$6,067	$4,658	$2,742	$23,478
Add: Third party smelting and refining	379	3,071	1,566	92	695	5,803	474	2,498	99	1,941	5,012
Deduct: Workers participation	(779)	-	-	-	-	(779)	(260)	-	-	-	(260)
Deduct: Other non-cash costs	(3)	(21)	-	(18)	-	(42)	(41)	(12)	(15)	(68)	(136)
Inventory changes	(292)	387	1,666	(33)	(6)	1,722	93	1,036	(675)	(540)	(86)
Total cash cost before by-product credits (A)	$9,036	$11,761	$13,237	$4,617	$3,156	$41,807	$10,277	$9,589	$4,067	$4,075	$28,008
Deduct: By-product credits	(31)	(6,908)	(2,875)	(973)	(2,917)	(13,704)	(506)	(4,430)	(480)	(1,483)	(6,899)
Total cash cost (B)	$9,005	$4,853	$10,362	$3,644	$239	$28,103	$9,771	$5,159	$3,587	$2,592	$21,109

Tonnes processed	181,924	186,216	144,822	78,524	46,177	637,663	368,679	204,660	80,046	31,581	684,966
Total ounces of silver produced	1,043,573	808,196	646,669	282,829	114,230	2,895,497	1,116,732	725,218	259,884	187,746	2,289,580
Deduct:Metal deduction ounces	(4,175)	(25,957)	(19,137)	(1,131)	(2,856)	(53,256)	(5,584)	(23,960)	(1,300)	(33,917)	(64,761)
Payable ounces of silver produced (C)	1,039,398	782,239	627,532	281,698	111,374	2,842,241	1,111,148	701,258	258,584	153,829	2,224,819

Mining cost per ounce	$2.56	$3.60	$5.94	$4.96	$8.77	$4.07	$2.07	$3.78	$4.54	$5.70	$3.15
Milling cost per ounce	4.20	4.57	10.15	7.89	6.45	6.07	5.53	4.12	7.21	3.36	5.13
Indirect cost per ounce	1.25	1.68	1.70	2.82	5.54	1.79	0.91	1.38	3.17	3.67	1.51
Total production cost per ounce	$8.01	$9.85	$17.79	$15.67	$20.76	$11.93	$8.51	$9.28	$14.92	$12.73	$9.79
Transport and other selling costs per ounce	0.22	1.02	0.68	0.26	1.07	0.58	0.31	0.65	0.43	1.14	0.49
Smelting and refining costs per ounce	0.36	3.93	2.49	0.33	6.24	2.04	0.43	3.56	0.38	12.62	2.25
Environmental duty and royalties per ounce	0.11	0.24	0.12	0.12	0.26	0.15	-	0.18	-	-	0.06
Cash cost per ounce before
by-product credits (A/C)	$8.70	$15.04	$21.08	$16.39	$28.33	$14.70	$9.25	$13.67	$15.73	$26.49	$12.59
Deduct: By-product credits	(0.03)	(8.83)	(4.58)	(3.45)	(26.19)	(4.82)	(0.46)	(6.31)	(1.86)	(9.64)	(3.10)
Cash cost per ounce (B/C)	$8.67	$6.21	$16.50	$12.94	$2.14	$9.88	$8.79	$7.36	$13.87	$16.85	$9.49

Mining cost per tonne	$14.63	$15.12	$25.74	$17.79	$21.15	$18.16	$6.23	$12.97	$14.67	$27.76	$10.22
Milling cost per tonne	24.00	19.20	43.98	28.30	15.56	27.05	16.66	14.12	23.28	16.35	16.66
Indirect cost per tonne	7.14	7.06	7.37	10.12	13.36	7.99	2.76	4.69	10.23	17.90	4.91
Total production cost per tonne	$45.77	$41.38	$77.09	$56.21	$50.07	$53.20	$25.65	$31.78	$48.18	$62.01	$31.79

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2014						Three Months Ended March 31, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	La Guitarra	Total
By-product credits attributed to:
Gold	$(3)	$(191)	$(175)	$(973)	$(2,917)	$(4,259)	$(35)	$(270)	$(480)	$(1,483)	$(2,268)
Lead	-	(5,014)	(2,320)	-	-	(7,334)	(2)	(3,063)	-	-	(3,065)
Zinc	-	(1,703)	(380)	-	-	(2,083)	-	(1,097)	-	-	(1,097)
Iron	(28)	-	-	-	-	(28)	(469)	-	-	-	(469)
Total by-product credits	$(31)	$(6,908)	$(2,875)	$(973)	$(2,917)	$(13,704)	$(506)	$(4,430)	$(480)	$(1,483)	$(6,899)
By-product credits cost per ounce
Gold	(0.00)	(0.24)	(0.28)	(3.45)	(26.19)	(1.50)	(0.03)	(0.38)	(1.86)	(9.64)	(1.02)
Lead	-	(6.41)	(3.70)	-	-	(2.58)	-	(4.37)	-	-	(1.38)
Zinc	-	(2.18)	(0.61)	-	-	(0.73)	-	(1.56)	-	-	(0.49)
Iron	(0.03)	-	-	-	-	(0.01)	(0.43)	-	-	-	(0.21)
Total by-product credits per ounce	$(0.03)	$(8.83)	$(4.58)	$(3.45)	$(26.19)	$(4.82)	$(0.46)	$(6.31)	$(1.86)	$(9.64)	$(3.10)

All-IN SUSTAINING COSTS PER OUNCE

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$35,270
Add (Deduct): Cost of sales for Vancouver, Europe and
intercompany elimination						(167)
Cost of sales (mine)	$9,731	$8,324	$10,005	$4,576	$2,467	$35,103
Third party smelting and refining	379	3,071	1,566	92	695	5,803
Other non-cash costs	(3)	(21)	-	(18)	-	(42)
Inventory changes	(292)	387	1,666	(33)	(6)	1,722
By-product credits	(31)	(6,908)	(2,875)	(973)	(2,917)	(13,704)
Sustaining capital expenditures	4,398	4,493	3,858	2,078	1,653	16,480
General and administrative expenses	-	-	-	-	-	4,975
Share-based payments	-	-	-	-	-	2,648
Accretion of decommissioning liabilities	56	35	47	33	31	202
All-in sustaining costs	$14,238	$9,381	$14,267	$5,755	$1,923	$53,187
Payable ounces of silver produced	1,039,398	782,239	627,532	281,698	111,374	2,842,241
All-in sustaining costs per ounce	$13.70	$11.99	$22.74	$20.43	$17.27	$18.71

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended
	March 31,
	2014	2013
Revenues as reported	$65,296	$67,070
Add back: smelting and refining charges	5,803	5,006
Gross Revenues	71,099	72,076
Payable equivalent silver ounces sold	3,401,515	2,432,782
Average realized price per ounce of silver sold(1)	$20.90	$29.63
Average market price per ounce of silver per COMEX	$20.46	$30.03

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales which constitute the majority of the Company’s silver sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended
	March 31,
	2014	2013
Net earnings as reported	$5,980	$26,517
Adjustments for non-cash or unusual items:
Deferred income tax expense	445	5,722
Gain from fair value adjustment of prepayment facility	(1,425)	(4,850)
Share-based payments	2,648	4,405
(Gain) loss from investment in silver futures and marketable securities	(1,102)	1,146
Write-down of AFS marketable securities	-	1,000
Gain from First Silver litigation, net of fees	-	156
Gain from termination fee on Orko acquisition	-	(9,131)
Adjusted net earnings	$6,546	$24,965
Weighted average number of shares on issue-basic	117,227,432	116,895,218
Adjusted EPS	$0.06	$0.21

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended
	March 31,
	2014	2013
Operating Cash Flows before Movements in Working Capital and Income Taxes	$25,353	$44,864
Weighted average number of shares on issue-basic	117,227,432	116,895,218
Cash Flow per Share	$0.22	$0.38

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	March 31,	December 31,
	2014	2013
Current Assets	$101,575	$109,533
Less: Current Liabilities	(82,826)	(76,723)
Working Capital	$18,749	$32,810

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

For the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013 (in thousands of dollars, except for per share amounts):

	First Quarter
	2014	2013

Revenues	$65,296	$67,070	(1)
Cost of sales (excludes depletion, depreciation and amortization)	35,270	24,270	(2)
Gross margin	30,026	42,800
Depletion, depreciation and amortization	13,405	8,196	(3)
Mine operating earnings	16,621	34,604	(4)
General and administrative expenses	4,975	7,461	(5)
Share-based payments	2,648	4,405
Accretion of decommissioning liabilities	202	127
Foreign exchange loss	54	646
Operating earnings	8,742	21,965	(6)
Investment and other income	2,897	11,958	(7)
Finance costs	(1,243)	(524)
Earnings before income taxes	10,396	33,399
Current income tax expense	3,971	1,160
Deferred income tax expense	445	5,722
Income tax expense	4,416	6,882	(8)
Net earnings for the period	$5,980	$26,517	(9)
Earnings per share (basic)	$0.05	$0.23	(9)
Earnings per share (diluted)	$0.05	$0.23

1.

Revenues for the quarter ended March 31, 2014 decreased by 3% to $65,296,000 from $67,070,000 in the first quarter of 2013. The decrease in revenues was primarily attributed to a 29% decrease in average realized silver price, partially offset by a 40% increase in equivalent silver ounces sold due to production from the new Del Toro Silver Mine as well as increased production at San Martin and La Parrilla. Revenue was also affected by higher smelting and refining costs related to increased concentrate output from the La Parrilla and the Del Toro mines.

2.

Cost of sales in the first quarter of 2014 was $35,270,000, an increase of $11,000,000 or 45% compared to $24,270,000 in the first quarter of 2013. The increase in cost of sales was primarily attributed to a 40% increase in payable equivalent ounces sold and the temporary elevated energy costs at Del Toro prior to connection to the power grid in mid-March 2014. Cost of sales is expected to further reduce when construction of the new power line is completed.

3.

Depletion, depreciation and amortization increased from $8,196,000 in the first quarter of 2013 to $13,405,000 in the first quarter of 2014, an increase of $5,209,000 or 64%. The increase was due to additional depreciation and depletion expense from the new Del Toro mine and additional depreciation from expansion of the La Guitarra and San Martin mines.

4.

Despite a 33% production growth, mine operating earnings decreased by 52% in the first quarter of 2014 to $16,621,000, a decrease of $17,983,000 when compared to $34,604,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by lower silver prices and increases in depletion, depreciation and amortization compared to the first quarter of 2013.

5.

General and administrative expenses has decreased by $2,486,000 or 33% compared to the same quarter in the prior year. The decrease was attributed to lower salaries and benefits as part of the Company’s initiative for cost reduction, as well as lower legal fees relating to the First Silver Reserve Inc. (“First Silver”) litigation.

6.	Operating earnings for the quarter was $8,742,000, compared to operating earnings of $21,965,000 for the quarter ended March 31, 2013. The decrease was primarily due to lower mine operating earnings.

7.

During the quarter ended March 31, 2014, the Company recognized investment and other income of $2,897,000 compared to $11,958,000 in the same quarter in the prior year. The investment income during the first quarter of 2014 was attributed to a $1,425,000 gain from fair value adjustment of the prepayment facility and a gain of $1,102,000 from investment in silver futures. Investment and other income in the first quarter of 2013 included $9,131,000 termination fee related to the Orko acquisition, $4,850,000 gain from fair value adjustment of prepayment facility, loss of $1,146,000 from investment in silver futures and $1,000,000 write-down of investment in marketable securities.

8.

During the quarter ended March 31, 2014, the Company recorded an income tax expense of $4,416,000 compared to an income tax expense of $6,882,000 in the quarter ended March 31, 2013. The decrease in taxes was attributed to lower earnings before income tax. The effective income tax rate in the first quarter of 2014 was 42%, compared to 21% in the first quarter of 2013. After adjusting for the combined impact of net currency translation differences and other impacts of the Mexican Tax Reform of $947,000, the underlying effective tax rate in the quarter was 33%. The increase in the effective income tax from 21% to 33% was primarily due to the Mexican Tax Reform that was enacted on January 1, 2014, which introduced a new 7.5% mining royalty and eliminated a scheduled reduction of income tax rate.

9.

As a result of the foregoing, net earnings for the quarter ended March 31, 2014 was $5,980,000 or EPS of $0.05, compared to net earnings of $26,517,000 or EPS of $0.23 in the quarter ended March 31, 2013.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2014		2013				2012
Financial Highlights	Q1(1)	Q4(2)	Q3(3)	Q2(4)	Q1(5)	Q4(6)	Q3(7)	Q2(8)
Revenue	$65,296	$58,989	$76,882	$48,372	$67,070	$71,007	$63,581	$54,774
Cost of sales	$35,270	$31,437	$36,060	$23,891	$24,270	$23,686	$20,912	$18,456
Depletion, depreciation and amortization	$13,405	$13,298	$11,645	$10,198	$8,196	$7,861	$6,832	$5,259
Mine operating earnings	$16,621	$14,254	$29,177	$14,283	$34,604	$39,460	$35,837	$31,059
Net earnings (loss) after tax	$5,980	$(81,229)	$16,320	$160	$26,517	$22,350	$24,869	$15,321
Earnings (loss) per share (basic)	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.22	$0.14
Earnings (loss) per share (diluted)	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.21	$0.14

Notes:

1.

In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16,621,000, compared to $14,254,000 in the quarter ended December 31, 2013. Net earnings increased $87,209,000 to $5,980,000, compared to a loss of $81,229,000 in the previous quarter. Net earnings in the previous quarter was affected by a non-cash $28,791,000 impairment on goodwill and mining interests and $38,793,000 non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

2.

In the quarter ended December 31, 2013, mine operating earnings decreased $14,923,000 or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81,229,000 compared to net earnings of $16,320,000. The decrease was attributed to $28,791,000 impairment on goodwill and mining interests, $14,923,000 decline in mine operating earnings, as well as $38,793,000 non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

3.

In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

4.

In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

5.

In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

6.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

7.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended September 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the third quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the third quarter of 2012.

8.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

LIQUIDITY

At March 31, 2014, the Company held cash and cash equivalents of $41.5 million and had working capital of $18.7 million, compared to cash and cash equivalents of $54.8 million and working capital of $32.8 million at December 31, 2013. Cash and cash equivalents decreased by $13.2 million during the quarter, primarily as a result of $25.7 million of investments in property, plant and equipment and mineral property interests, $4.3 million of repayments on lease obligations and $2.9 million of repayment on prepayment facility, offset by $19.3 million generated from operating activities.

During the quarter, the Company expended $21.3 million on mineral properties and $4.3 million on property, plant and equipment compared to $23.7 million expended on mineral properties and $19.6 million expended on property, plant and equipment in the first quarter of 2013. Capital expenditures on mineral properties are comparable to the prior year due to ramp up at Del Toro and the scaling up of the San Martin and increase in fresh ore tonnage at La Encantada. Capital expenditures on property, plant and equipment have decreased significantly as construction activity at Del Toro and San Martin are near completion.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

In April 2014, the Company entered into a $30.0 million forward sales contract on a portion of the Company’s future lead production (see “Subsequent Events” on page 29). The purpose of this prepayment contract was to fund the Company’s continuing expansion plans and for general working capital and to hedge lead prices.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and expansion plans. As at March 31, 2014, the Company has outstanding trade payables of $21.0 million (December 31, 2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $19.2 million (December 31, 2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$40,110	$40,110	$-	$-	$-
Prepayment facility	46,843	20,128	26,715	-	-
Finance lease obligations	35,193	16,850	16,637	1,706	-
Decommissioning liabilities	16,437	-	-	-	16,437
Purchase obligations and commitments (1)	18,860	18,860	-	-	-
Total Obligations	$157,443	$95,948	$43,352	$1,706	$16,437

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine and the San Martin mill expansions.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

						March 31, 2014	December 31, 2013
		Trade and	Trade and	Deferred	Net assets	Effect of +/- 10%	Net assets	Effect of +/-10%
	Cash and cash	other	other	gain on	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	litigation	exposure	currency	exposure	currency
Canadian dollar	$7,404	$858	$(904)	$(13,435)	$(6,077)	$(608)	$11,225	$1,123
Mexican peso	1,347	11,383	(23,146)	-	(10,416)	(1,042)	(6,784)	(678)
	$8,751	$12,241	$(24,050)	$(13,435)	$(16,493)	$(1,649)	$4,441	$444

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 19% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price over a 36 months period which commenced in July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at March 31, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

				March 31, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,090	$276	$777	$182	$2,325
Metals in doré and concentrates inventory	140	1	10	4	155
Prepayment facility	-	-	(2,058)	(2,179)	(4,237)
	$1,230	$277	$(1,271)	$(1,993)	$(1,757)

In April 2014, the Company entered into a forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt). The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

In April 2013, the Company received a positive judgment on the First Silver trial from the Supreme Court of British Columbia (the “Court”), which awarded a sum of $93.8 million in favour of First Majestic against the defendants (see Note 28 of the Company’s consolidated financial statements for the year ended December 31, 2013). An amount of $14.1 million were received by the Company in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $79.0 million (CAD$81.5 million).

The judgment by the Supreme Court of British Columbia in favour of the Company was appealed by the defendants. On June 27, 2013, a justice of the Court of Appeal of British Columbia ordered the defendant to post security or provide a letter of credit in the amount of $79.0 million by September 25, 2013. The defendant did not post security nor provide a letter of credit and, as a result, the defendant’s appeal (“the Appeal Dismissal Order”) was dismissed by the Court of Appeal on October 23, 2013.

On October 30, 2013, the defendants initiated an application to vary or discharge the Appeal Dismissal Order. The application was heard before the Court of Appeal on December 10, 2013. On March 27, 2014, the Court of Appeal set aside the Appeal Dismissal Order but said that another application to dismiss the defendants' appeal could be brought. The Company brought a new application before the Court of Appeal on April 8, 2014 to dismiss the defendants' appeal, and judgment is reserved.

Judgment against the defendants should not be regarded as conclusive until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to try to recover the unpaid portion of the judgment. There can be no guarantee of collection on the remaining $73.7 million (CAD$81.5 million) of the judgment amount and accordingly, as at March 31, 2014, the Company has not accrued any additional amounts related to the remaining unpaid judgment in favour of the Company.

SHARE REPURCHASE PROGRAM

On March 31, 2014, the Company received regulatory approval for a normal course issuer bid to repurchase up to 5,865,931 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the TSX and alternative Canadian marketplaces during the 12 month period from March 13, 2014 to March 12, 2015. No shares were repurchased during the three months ended March 31, 2014 and 2013.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2014, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2014 and 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to March 31, 2014:

a)

In April 2014, the Company entered into a $30.0 million prepayment facility agreement for a portion of the Company’s future lead production. The Company executed this forward sale contract for 15,911.3 metric tonnes of lead at a fixed price of $0.945 per pound ($2,083/mt). The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The repayment terms carry a fixed interest charge of 4.053%;

b)	250,000 options were granted with a weighted average exercise price of CAD$10.94 and expire in five years from the grant date;

c)	130,000 options were exercised for gross proceeds of CAD$264,000; and

d)	70,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,498,624 common shares outstanding as at the date on which the Company’s condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached. Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
•	the mine or mill has reached a pre-determined percentage of design capacity;
•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);
•	the completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in the Company’s condensed interim consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
•	the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets, mining interests and goodwill

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment, mining interests and goodwill are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment, mining interests and goodwill. Internal sources of information management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, mining interests and goodwill, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Mexican Tax Reform

In late 2013, the Mexican government approved a tax reform that enacted a new Mexican Income Tax Law (“MITL”), effective January 1, 2014, and repealed the Flat Tax Law (“IETU”). The new MITL maintains the current 30% corporate income tax rate, eliminating the previously scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. As of 2014, capital assets are depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10 year period.

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This withholding tax is effective January 1, 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so the pre-2014 tax paid profits balance distributions are exempted. Per the Mexico-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% mining royalty on taxpayers with mining concessions. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. In 2013, the Company recognized a non-cash adjustment of $38.8 million in deferred tax liability with respect to the introduction of this royalty and $3.7 million for the elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The tax reform also creates a new environmental duty equal to 0.5% of gross revenues from the sale of gold and silver, which is also tax deductible for income tax purposes.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. In December 2009, Mexico introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving each annual consolidation benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2023. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and offers a revised simplified form of tax integration over a three year period. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established transition rules specified in legislation. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at March 31, 2014, the Company has total non-capital loss carryforwards of $230.1 million on a non-consolidated basis for Mexican income tax purposes that may be carried forward to reduce taxable income on a company by company basis.

Deferred tax assets are recognized for these tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of individual operations in the legal entities in which the tax losses arose.

Tax and Other Contingencies

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material and predictable effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at March 31, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated. The effect of this change during the three months ended March 31, 2014 was a reduction in depletion, depreciation and amortization expense of approximately $1.5 million. The effect on future periods is not disclosed as it is impractical to estimate.

OTHER

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com;

  the Company’s Annual Information Form; and

  the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.